Exhibit 99.1

Pfizer and BioNTech Submit COVID-19 Vaccine Stability Data at Standard Freezer Temperature to the U.S. FDA

•	Proposed U.S. EUA label update would enable the vaccine to be stored at -25°C to -15°C (-13°F to 5°F) for a total of two weeks
•	If approved, new storage option could offer pharmacies and vaccination centers greater flexibility in managing and maintaining vaccine distribution and supply

NEW YORK and MAINZ, GERMANY, February 19, 2021 (GLOBE NEWSWIRE) — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced the submission of new data to the U.S. Food and Drug Administration (FDA) demonstrating the stability of their COVID-19 vaccine when stored at
-25°C to -15°C (-13°F to 5°F), temperatures more commonly found in pharmaceutical freezers and refrigerators. The data have been submitted to the FDA to support a proposed update to the U.S. Emergency Use Authorization (EUA) Prescribing Information, which would allow for vaccine vials to be stored at these temperatures for a total of two weeks as an alternative or complement to storage in an ultra-low temperature freezer.

The FDA submission includes stability data generated on batches manufactured over the past nine months of COVID-19 vaccine development, from the batches that supplied the earliest clinical trials through the commercial scale batches currently in production. These data also will be submitted to global regulatory agencies within the next few weeks.

“We have been continuously performing stability studies to support the production of the vaccine at commercial scale, with the goal of making the vaccine as accessible as possible for healthcare providers and people across the U.S. and around the world,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “We appreciate our ongoing collaboration with the FDA and CDC as we work to ensure our vaccine can be shipped and stored under increasingly flexible conditions. If approved, this new storage option would offer pharmacies and vaccination centers greater flexibility in how they manage their vaccine supply.”

“Our top priority was to quickly develop a safe and effective vaccine and make it available to the most vulnerable people in the world in order to save lives. At the same time, we have continuously collected data that could enable storage at around -20°C. The data submitted may facilitate the handling of our vaccine in pharmacies and provide vaccination centers an even greater flexibility,” said Ugur Sahin, CEO and Co-founder of BioNTech. “We will continue to leverage our expertise to develop potential new formulations that could make our vaccine even easier to transport and use.”

Currently, the labels for the Pfizer-BioNTech COVID-19 vaccine, including the EUA label in the U.S., state that the vaccine must be stored in an ultra-cold freezer at temperatures between -80ºC and -60ºC (-112ºF to ‑76ºF). It can remain stored at these temperatures for up to 6 months. The vaccines are shipped in a specially-designed thermal container that can be used as temporary storage for a total of up to 30 days by refilling with dry ice every five days. Before mixing with a saline diluent, the vaccine may also be refrigerated for up to five days at standard refrigerator temperature, between 2⁰C and 8⁰C (36⁰F and 46⁰F). If approved, the option to store at -25°C to -15°C (-13°F to 5°F) for two weeks would be in addition to this five-day option to store at standard refrigerator temperature. The vaccine is administered at room temperature by medical staff.

As additional stability data are obtained, Pfizer and BioNTech anticipate the shelf life and/or expiration date could be extended, and alternate short-term temperature storage may be considered.

The vaccine, which is based on BioNTech proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the European Union, and the holder of emergency use authorizations or equivalent in the United States, United Kingdom, Canada and other countries in advance of a planned application for full marketing authorizations in these countries.

AUTHORIZED USE IN THE U.S.:

The Pfizer-BioNTech COVID19 Vaccine is authorized for use under an Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older.

The Pfizer-BioNTech COVID-19 Vaccine has not been approved or licensed by the U.S. Food and Drug Administration (FDA), but has been authorized for emergency use by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) for use in individuals 16 years of age and older. The emergency use of this product is only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564 (b) (1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. Please see Emergency Use Authorization (EUA) Fact Sheet for Healthcare Providers Administering Vaccine (Vaccination Providers) and Full EUA Prescribing Information available at www.cvdvaccine.com.

IMPORTANT SAFETY INFORMATION FROM U.S. FDA EMERGENCY USE AUTHORIZATION PRESCRIBING INFORMATION:

•	Do not administer Pfizer-BioNTech COVID-19 Vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer-BioNTech COVID-19 Vaccine.
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Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer- BioNTech COVID-19 Vaccine.

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Monitor Pfizer-BioNTech COVID-19 Vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention guidelines (https://www.cdc.gov/vaccines/covid-19/).

•	Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer-BioNTech COVID-19 Vaccine.
•	The Pfizer-BioNTech COVID-19 Vaccine may not protect all vaccine recipients.
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In clinical studies, adverse reactions in participants 16 years of age and older included pain at the injection site (84.1%), fatigue (62.9%), headache (55.1%), muscle pain (38.3%), chills (31.9%), joint pain (23.6%), fever (14.2%), injection site swelling (10.5%), injection site redness (9.5%), nausea (1.1%), malaise (0.5%), and lymphadenopathy (0.3%).

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Severe allergic reactions, including anaphylaxis, have been reported following the Pfizer-BioNTech COVID-19 Vaccine during mass vaccination outside of clinical trials. Additional adverse reactions, some of which may be serious, may become apparent with more widespread use of the Pfizer-BioNTech COVID-19 Vaccine.

•	Available data on Pfizer-BioNTech COVID-19 Vaccine administered to pregnant women are insufficient to inform vaccine-associated risks in pregnancy.
•	Data are not available to assess the effects of Pfizer-BioNTech COVID-19 Vaccine on the breastfed infant or on milk production/excretion.
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There are no data available on the interchangeability of the Pfizer-BioNTech COVID-19 Vaccine with other COVID-19 vaccines to complete the vaccination series. Individuals who have received one dose of Pfizer-BioNTech COVID-19 Vaccine should receive a second dose of Pfizer-BioNTech COVID-19 Vaccine to complete the vaccination series.

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Vaccination providers must report Adverse Events in accordance with the Fact Sheet to VAERS at http s://vaers.hhs.gov/reportevent.html or by calling 1-800-822-7967. The reports should include the words "Pfizer-BioNTech COVID-19 Vaccine EUA" in the description section of the report.

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Vaccination providers should review the Fact Sheet for Information to Provide to Vaccine Recipients/Caregivers and Mandatory Requirements for Pfizer-BioNTech COVID-19 Vaccine Administration Under Emergency Use Authorization.

Please see Emergency Use Authorization (EUA) Fact Sheet for Healthcare Providers Administering Vaccine (Vaccination Providers) including Full EUA Prescribing Information available at www.cvdvaccine-us.com.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice

The information contained in this release is as of February 19, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program and the Pfizer-BioNTech COVID-19 Vaccine (BNT162b2) (including a proposed label update to the U.S. EUA Prescribing Information which would enable the vaccine to be stored at -25°C to -15°C (-13°F to 5°F), standard freezer temperature, for a total of two weeks, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply), involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the in vitro and Phase 3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations upon commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when the proposed update to the U.S. EUA Prescribing Information may be approved; whether and when a Biologics License Application for BNT162b2 may be filed in the U.S. and whether and when other biologics license and/or emergency use authorization applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including a potential Biologics License Application in the U.S.) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners or third-party suppliers; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s ultra-low temperature formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer regarding a COVID-19 vaccine; our expectations regarding the potential characteristics of BNT162b2 in our Phase 2/3 trial and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on trial data of BNT162b2 in our Phase 2/3 trial; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization or potential label change; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures including the data submitted to FDA; whether and when the proposed update to the U.S. EUA Prescribing Information may be approved; challenges related to our vaccine’s ultra-low temperature formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by BioNTech; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, if approved, market demand, including our production estimate for 2021. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report for the Three and Nine Months Ended September 30, 2020, filed as Exhibit 99.2 to its Current Report on Form 6-K filed with the SEC on November 10, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Amy Rose

+1 (212) 733-7410

Amy.Rose@pfizer.com

Investor Relations

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@Pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0) 6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0) 6131 9084 1074

Investors@biontech.de